September 19, 2005
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-7561
Attention: Michele Gohlke, Branch Chief

Re:	Silicon Image, Inc.
Form 10-K for the year ended December 31, 2004
Form 8-K dated April 21, 2005
Form 8-K dated January 25, 2005
Dear Ms. Gohlke:
     Reference is made to the letter, dated May 24, 2005, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Silicon Image, Inc. (the “Company”), regarding the above-referenced filings, our letter dated July 28, 2005 to the Staff responding to that letter, and the telephone conversation between the Staff, Dale Brown and Patrick Reutens of the Company and the undersigned on August 22, 2005.
     Our letter dated July 28, 2005 had included a proposed template of the Company’s proposed disclosure to be used as a basis for its press release announcing the Company’s quarterly financial results. Based on our discussion on August 22, we have revised this template to, among other things, remove the table setting forth non-GAAP supplemental financial information. We have supplementally attached, for the Staff’s review, a copy of the revised template to be used as a basis for the Company’s press release announcing its financial results for the quarter ended September 30, 2005, which will be furnished to the Commission as an exhibit to a Form 8-K.
     Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (415) 875-2455.

Very truly yours, /s/ David K. Michaels David K. Michaels

Enclosure

cc:	Robert Freeman, Silicon Image, Inc.
Patrick Reutens, Esq., Silicon Image, Inc.

CONTACTS: [ CHIEF FINANCIAL OFFICER] SILICON IMAGE, INC.	[INVESTOR RELATIONS] SILICON IMAGE, INC.
SILICON IMAGE REPORTS [THIRD QUARTER 2005] FINANCIAL RESULTS
[Language describing quarterly financial results]
* Note Regarding Non-GAAP Financial Information
The non-GAAP financial information set forth in this press release is presented for informational purposes only, for the purpose of providing additional information that we believe can be useful in evaluating our operations and operating results. This information is not in accordance with, or an alternative for, generally accepted accounting principles and should not be considered in isolation from our GAAP results of operations. Our presentation of non-GAAP financial information excludes stock compensation expense and amortization of intangible assets. It also excludes gain (loss) on investment security, which is not directly attributable to our ongoing operations and is expected to be non-recurring. We believe that the exclusion of these items may help investors evaluate our underlying operating performance and compare our results across reporting periods. Items such as these can adversely affect our ability to provide a meaningful comparison of financial results across reporting periods. For these reasons, management does not evaluate these items when assessing the performance of our ongoing operations or when allocating resources. However, these items can have a material impact on our net income and net income per share calculated in accordance with GAAP. Additional information regarding our non-GAAP information, including a reconciliation to comparable GAAP information, is set forth below in the table below under the caption “Reconciliation Of GAAP To Non-GAAP Net Income” and related footnotes.
About Silicon Image
[Information about Silicon Image, Inc.]
Safe Harbor Statement
[Appropriate Safe Harbor Language]

SILICON IMAGE, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (GAAP BASIS)

	Three Months Ended			Nine Months Ended
	(unaudited)			(unaudited)
	Sept. 30,	June 30,	Sept. 30,	Sept. 30,	Sept. 30,
(In thousands, except per share amounts)	2005	2005	2004	2005	2004
Revenue:
Product
Development, licensing and royalties
Total revenue

Cost of revenue and operating expenses:
Cost of revenue (1)
Research and development (2)
Selling, general and administrative (3)
Amortization of intangible assets
Total cost of revenue and operating expenses

Loss from operations
Interest income and other, net
Gain (loss) on investment security
Loss before provision for income taxes
Provision for income taxes
Net income (loss)

Net loss per share — basic
Net loss per share — diluted

Weighted average shares — basic
Weighted average shares — diluted

(1)	Includes stock compensation expense (benefit) of ___, ___, ___, ___and ___for the three months ended September 30, 2005, June 30, 2005 and September 30, 2004 and the nine months ended September 30, 2005 and September 30, 2004, respectively.

(2)	Includes stock compensation expense (benefit) of ___, ___, ___, ___and ___for the three months ended September 30, 2005, June 30, 2005 and September 30, 2004 and the nine months ended September 30, 2005 and September 30, 2004, respectively.

(3)	Includes stock compensation expense (benefit) of ___, ___, ___, ___and ___for the three months ended September 30, 2005, June 30, 2005 and September 30, 2004 and the nine months ended September 30, 2005 and September 30, 2004, respectively.

SILICON IMAGE, INC.
RECONCILIATION OF GAAP TO NON-GAAP NET INCOME

	Three Months Ended			Nine Months Ended
	(unaudited)			(unaudited)
	Sept. 30,	June 30,	Sept. 30,	Sept. 30,	Sept. 30,
(In thousands)	2005	2005	2004	2005	2004
GAAP net income (loss):
Adjustments:
Stock compensation expense (benefit) (1)
Amortization of intangible assets (2)
Gain (loss) on investment security (3)
Non-GAAP net income (loss)

Non-GAAP net income (loss) per share — diluted

Weighted average shares — diluted

(1)	This adjustment represents expenses (benefit) associated with stock option modifications, including repricings, and certain stock options issued to employees of acquired companies and to non-employees in exchange for services. Stock-based compensation expense (benefit) fluctuates based in large part on changes in our stock price. Management excludes this expense (benefit) when reviewing our cost of revenue and operating expenses because these changes in our stock price are out of our control and may be unrelated to our ongoing business operations, and because it does not consider this expense (benefit) to be relevant to an assessment of our on-going operations.

(2)	This adjustment represents expenses for the amortization of intangible assets recorded in connection with our acquisitions. These ongoing expenses pertain to intangible assets that are not expected to be replaced when fully amortized, as might a depreciable tangible asset.

(3)	This gain (loss) relates to warrants and stock received by the company from a transaction involving the licensing of certain of our intellectual property. These gains or losses are non-recurring, and reflect market and other conditions that are unrelated to our ongoing business operations.

SILICON IMAGE, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,
	2005	2004
(In thousands)	(unaudited)
Assets
Current assets:
Cash and short-term investments
Accounts receivable, net
Inventories
Prepaid expenses and other current assets
Total current assets

Property and equipment, net
Goodwill and intangible assets, net
Other assets
Total assets

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable
Debt and other current liabilities
Deferred margin on sales to distributors
Total current liabilities
Stockholders’ equity
Total liabilities and stockholders’ equity